File Number 812-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

APPLICATION FOR AN ORDER OF APPROVAL

PURSUANT TO SECTIONS 11(a) AND 11(c) OF

THE INVESTMENT COMPANY ACT OF 1940

MINNESOTA LIFE INSURANCE COMPANY

MINNESOTA LIFE VARIABLE LIFE ACCOUNT

MINNESOTA LIFE INDIVIDUAL VARIABLE UNIVERSAL LIFE ACCOUNT

SECURIAN FINANCIAL SERVICES, INC.

400 Robert Street North

St. Paul, Minnesota 55101-2098

Please direct any communications, notices and orders to:

Timothy E. Wuestenhagen, Esq.

Minnesota Life Insurance Company

400 Robert Street North

St. Paul, Minnesota 55101-2098

With copies to:

Thomas E. Bisset, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, NW

Washington, DC 20004-2415

Filed July 8, 2010

UNITED STATES OF AMERICA

BEFORE THE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

Minnesota Life Insurance Company Minnesota Life Variable Life Account Minnesota Life Individual Variable Universal Life Account Securian Financial Services, Inc. File No. 812-	APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTIONS 11(a) AND 11(c) OF THE INVESTMENT COMPANY ACT OF 1940

Minnesota Life Insurance Company (“Minnesota Life” or the “Company”), Minnesota Life Variable Life Account (“Variable Life Account”), Minnesota Life Individual Variable Universal Life Account (“Individual VUL Account”) and Securian Financial Services, Inc. (“Securian Financial”) (collectively, the “Applicants”) hereby apply for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Sections 11(a) and 11(c) of the Investment Company Act of 1940, as amended (“1940 Act”), approving the terms of a proposed offer of exchange of certain outstanding variable adjustable life insurance policies offered by Minnesota Life and made available through the Variable Life Account (referred to as “VAL ‘87,” “VAL ‘95,” and “VAL Horizon,” collectively, the “Old Policies”) for certain flexible premium variable universal life insurance policies made available through the Individual VUL Account (“Accumulator VUL” or the “New Policy”).

BACKGROUND

APPLICANTS

Minnesota Life Insurance Company

Minnesota Life is a life insurance company organized under the laws of Minnesota. Minnesota Life was formerly known as The Minnesota Mutual Life Insurance Company, a mutual life insurance company organized in 1880 under the laws of Minnesota. Effective October 1, 1998, The Minnesota Mutual Life Insurance Company reorganized by forming a mutual insurance holding company named “Minnesota Mutual Companies, Inc.” The Minnesota Mutual Life Insurance Company continued its corporate existence following conversion to a Minnesota stock life insurance company. All of the shares of the voting stock of Minnesota Life are owned by a second tier intermediate stock holding company named “Securian Financial Group, Inc.,” which in turn is a wholly-owned subsidiary of a first tier intermediate stock holding company named “Securian Holding Company,” which in turn is a wholly-owned subsidiary of the ultimate parent, Minnesota Mutual Companies, Inc.

Variable Life Account

The Variable Life Account was established on October 21, 1985, by The Minnesota Mutual Life Insurance Company Board of Trustees in accordance with certain provisions of the Minnesota insurance law. Minnesota Life is the legal owner of the assets in the Variable Life Account. The obligations to policy owners and beneficiaries arising under the Old Policies are general corporate obligations of Minnesota Life and thus Minnesota Life’s general assets are available to meet the Company’s obligations and the guarantees under the Old Policies. The Minnesota law under which the Variable Life Account was established provides that the assets of the Variable Life Account shall not be chargeable with liabilities arising out of any other business which Minnesota Life may conduct, but shall be held and applied exclusively to the benefit of the holders of those variable life insurance policies for which the Variable Life Account was established. The investment performance of the Variable Life Account is entirely independent of both the investment performance of Minnesota Life’s general account and of any other separate account that Minnesota Life has established or may later establish. The Variable Life Account is organized and registered under the 1940 Act as a unit investment trust (File No. 811-4585) and is a “separate account” as defined in Section 2(a)(37) of the 1940 Act.

Individual VUL Account

The Individual VUL Account was established on June 12, 2007, by the Minnesota Life Board of Directors in accordance with certain provisions of the Minnesota insurance law. Minnesota Life is the legal owner of the assets in the Individual VUL Account. The obligations to policy owners and beneficiaries arising under the New Policies are general corporate obligations of Minnesota Life and thus Minnesota Life’s general assets are available to meet the Company’s obligations and the guarantees under the New Policies. The Minnesota law under which the Individual VUL Account was established provides that the assets of the Individual VUL Account shall not be chargeable with liabilities arising out of any other business which Minnesota Life may conduct, but shall be held and applied exclusively to the benefit of the holders of those variable life insurance policies for which the Individual VUL Account was established. The investment performance of the Individual VUL Account is entirely independent of both the investment performance of Minnesota Life’s general account and of any other separate account which Minnesota Life has established or may later establish. The Individual VUL Account is organized and registered under the 1940 Act as a unit investment trust (File No. 811-22093) and is a “separate account” as defined in Section 2(a)(37) of the 1940 Act.

Securian Financial Services, Inc.

Securian Financial is registered with the Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Securian Financial is the principal underwriter for both the Old Policies and the New Policies. Securian Financial is a wholly-owned subsidiary of Securian Financial Group, Inc.

THE NEW POLICIES

General Description of New Policy

The New Policy is a flexible premium variable universal life insurance policy offered pursuant to a registration statement under the Securities Act of 1933 (the “1933 Act”) (File No. 333-144604). The prospectus contained in the registration statement, as well as any supplements thereto, contain more detailed information about the New Policy, and are incorporated herein by reference.

Under the New Policy, a policy owner can determine the amount of life insurance protection he or she requires and the amount of money he or she can afford to pay. With certain restrictions, a policy owner may make premium payments in an amount and based on a plan or schedule that he or she determines. Such planned premiums may be paid on an annual, semi-annual, quarterly, or monthly schedule. A policy owner may change his or her planned premium schedule by written request to Minnesota Life. A policy owner may skip planned premium payments or make additional payments. Additional payments may be subject to underwriting. No payment may be less than $50 ($25 for premium payments made under an automatic payment plan). Consistent payment of planned premiums will not necessarily keep a New Policy in force.

A policy owner may allocate premiums and invest policy accumulation value1 in the Individual VUL Account, which currently has thirty-five (35) sub-accounts. Each sub-account invests in shares of one of the following underlying funds that are investment options under the Policy.

Advantus Series Fund, Inc.:

•   Bond Portfolio

•   Index 400 Mid-Cap Portfolio

•   Index 500 Portfolio

•   International Bond Portfolio

•   Mortgage Securities Portfolio

•   Real Estate Securities Portfolio

AllianceBernstein Variable Products Series Fund, Inc.:

•   International Value Portfolio

Fidelity® Variable Insurance Products Funds:

•   Equity-Income Portfolio

•   Mid Cap Portfolio

Franklin Templeton Variable Insurance Products Trust:

•   Franklin Small Cap Value Securities Fund

Financial Investors Variable Insurance Trust Ibbotson*

•   Ibbotson Aggressive Growth ETF Asset Allocation Portfolio

•   Ibbotson Balanced ETF Asset Allocation Portfolio

•   Ibbotson Conservative ETF Asset Allocation Portfolio

•   Ibbotson Growth ETF Asset Allocation Portfolio

•   Ibbotson Income and Growth ETF Asset Allocation Portfolio

__________

*    all structured as fund of funds that invest directly in shares of underlying funds

Ivy Funds Variable Insurance Portfolios

•   Ivy Funds VIP Asset Strategy

•   Ivy Funds VIP Core Equity

•   Ivy Funds VIP Global Natural Resources

•   Ivy Funds VIP Growth

•   Ivy Funds VIP International Core Equity

•   Ivy Funds VIP Science and Technology

Janus Aspen Series:

•   Janus Portfolio

•   Overseas Portfolio

Vanguard® Variable Insurance Fund:

•   Balanced Portfolio

•   Capital Growth Portfolio

•   Diversified Value Portfolio

•   Equity Income Portfolio

•   High Yield Bond Portfolio

•   International Portfolio

•   Money Market Portfolio

•   Short-Term Investment-Grade Portfolio

•   Small Company Growth Portfolio

•   Total Bond Market Index Portfolio

•   Total Stock Market Index Portfolio

The Universal Institutional Funds, Inc. [Van Kampen]:

•   UIF Emerging Markets Equity Portfolio

Amounts invested in the sub-accounts are subject to the management fees paid and other expenses incurred by the underlying funds.

[1]

“Policy accumulation value” refers to the sum of the value in each sub-account plus the value of “guaranteed interest account”—i.e., that portion of the general account of Minnesota Life that is attributable to the policy, exclusive of policy loans—plus the “loan account”—i.e., that portion of the general account of Minnesota Life to which amounts from the Individual VUL Account and the guaranteed interest account are transferred as collateral for policy loans.

Under the New Policy, Minnesota Life may, in its sole discretion, periodically credit the unit value of certain sub-accounts of the Individual VUL Account with an amount equal to a percentage of average annual underlying portfolio assets held by the eligible sub-account. Depending upon the sub-account, the amount of the credit ranges from 0.05% to 0.45% of average annual underlying portfolio assets held by the eligible sub-account, and if provided, would increase a policy owner’s accumulation value under the New Policy. Minnesota Life does not assess a charge for the credits.

A policy owner may also allocate policy accumulation value to the “guaranteed interest account,” part of Minnesota Life’s general account. Minnesota Life will credit interest on policy accumulation value in the guaranteed interest account at a rate of at least 3% on an annual basis.

A policy owner may transfer policy accumulation value between the guaranteed interest account and the Individual VUL Account or among the sub-accounts of the Individual VUL Account. A policy owner may request a transfer or rebalancing of policy accumulation value at any time while the Policy remains in force, or the policy owner may arrange in advance for systematic rebalancing or transfer of policy accumulation value. Minnesota Life may impose restrictions and limitations on transfers, and may assess a transaction charge of no more than $25 for each transfer. In assessing such a charge, Minnesota Life considers all telephone, facsimile and /or written requests processed on the same day to be a single transfer, regardless of the number of sub-accounts (or the guaranteed interest account) affected by the transfer(s). Minnesota Life currently waives the charge for any non-systematic transfers in excess of twelve (12) per year.

While a Policy is in force, a policy owner can access policy accumulation values under the New Policy by means of policy loans and full or partial surrenders. Minnesota Life charges interest on policy loans at an annual rate that does not exceed that permitted in the state in which the Policy is delivered, and credits interest to amounts in loan accounts established in connection with outstanding loans (“loan amounts”) at a rate no less than the policy loan interest rate minus 1% per year. If the Policy has been in force for ten years or more, however, Minnesota Life credits the loan amount at an annual rate equal to the policy loan rate minus 1% per year. If the Policy has been in force for ten years or more, however, Minnesota Life credits the loan amount at an annual rate equal to the policy loan rate minus 0.10% per year.

The New Policies offer a choice of three death benefit options:

•	Level Option—the death benefit equals the face amount of the New Policy.

•	Increasing Option—the death benefit equals the face amount of the New Policy plus the policy accumulation value at the time of death of the insured.

•	Sum of Premiums Option—the death benefit equals the face amount of the New Policy plus the sum of all premiums paid minus the sum of all partial surrenders.

The death benefit under any of these options may be greater if necessary for a New Policy to continue to comply with the tax law definition of life insurance.

New Policy Charges

Deductions from Premium. Minnesota Life deducts a premium charge from each premium payment equal to 4% of the premium payment before allocating the remaining premium payment to the investment options available under the New Policy according to instructions from the policy owner. The premium charge compensates Minnesota Life for distribution and administrative expenses and certain taxes associated with issuance and maintenance of the New Policy. The premium charge is guaranteed not to exceed 7% of each premium.

Deductions from Policy Accumulation Value. Minnesota Life assesses the following charges against policy accumulation value: (i) a monthly policy charge; (ii) a policy issue charge; (iii) a cost of insurance charge; (iv) a mortality and expense risk charge; (v) a cash extra charge; (vi) certain transaction charges; (vii) a surrender charge; and (viii) charges for any supplemental benefits that a policy owner elects.

Monthly Policy Charge. The monthly policy charge compensates Minnesota Life for certain administrative expenses it incurs. Currently, the monthly policy charge is $8 per month; the charge per month is guaranteed not to exceed $12 plus $0.0125 per $1,000 of face amount of the Policy.

Policy Issue Charge. The policy issue charge compensates Minnesota Life for its expenses of issuing, underwriting and distributing the Policy. The policy issue charge varies based upon a number of factors, including the age, gender, and risk class of the insured and the death benefit option chosen. Minnesota Life assesses this charge for the first ten (10) years following issuance of the Policy and for the first 10 years following an increase in face amount under the Policy. The minimum guaranteed charge is $0.04 per $1,000 of initial face amount or face amount increase, and the maximum guaranteed charge is $0.53 per $1,000 of initial face amount or face amount increase.

Cost of Insurance Charge. The cost of insurance charge compensates Minnesota Life for providing the death benefit under the New Policy. The cost of insurance charge is based upon rates that take into account a number of factors, including, but not limited to, the insured’s age, gender and risk class. The maximum guaranteed cost of insurance rates cannot exceed the maximum charges for mortality derived from the 2001 Commissioner’s Standard Ordinary Composite, Ultimate, Age Nearest Birthday, Sex-Distinct Mortality Tables or the 2001 Commissioner’s Standard Ordinary, Composite, Ultimate, Age Nearest Birthday, Table B Mortality Tables, if the Policy is issued on a unisex basis (together, the “2001 CSO Tables”).

Mortality and Expense Risk Charge. The mortality and expense risk charge compensates Minnesota Life for the mortality risk that the insured will live for a shorter time than the Company projects, and for the expense risk that the expenses under the New Policy will exceed the administrative charge limits set in the New Policy. Currently, the mortality and expense risk charge is assessed at a monthly rate of 0.030% of the policy accumulation value minus the loan account value in the first ten policy years; the charge is not currently assessed after the tenth policy year. Minnesota Life reserves the right to increase this charge to a maximum rate of 0.075% of the policy accumulation value.

Cash Extra Charge. The cash extra charge compensates Minnesota Life for providing the death benefit under the New Policy when the insured presents a higher level of mortality risk—e.g., because of an outstanding medical condition, or a hazardous occupation or activity engaged in by the insured. The cash extra charge is a level charge per $1,000 of face amount. The minimum monthly charge is $0.00, and the maximum monthly charge is $100.00 per $1,000 of face amount. Minnesota Life assesses the cash extra charge only for the period of time necessary to compensate the Company for the heightened mortality risk the Company bears as a result of the insured’s outstanding medical condition, occupation or activity.

Transaction Charges.

Policy Change Transaction Charge. The policy change transaction charge compensates Minnesota Life for expenses associated with processing a policy change such as an increase or decrease in face amount or a change in death benefit option. The current charge is $60 for each policy change; the charge is guaranteed not to exceed $100.

Partial Surrender Transaction Charge. This charge compensates Minnesota Life for the administrative costs in generating a partial surrender payment and in making all calculations which may be required because of the partial surrender. For each partial surrender, the charge is 2% of the amount surrendered, up to $25.

Transfer Transaction Charge. Minnesota Life may assess a maximum transfer transaction charge of $25 to compensate the Company for the costs of processing transfers of policy accumulation value among the sub-accounts and the guaranteed interest account. Currently, a policy owner can make up to 12 such transfers each policy year free of charge. There is a $10 transfer transaction charge for the 13th and each additional transfer in a policy year from the amount being transferred; Minnesota Life currently waives this charge.

Surrender Charge. Minnesota Life deducts a surrender charge from policy accumulation value if, during the first ten (10) policy years or within 10 years after an increase in face amount, a policy owner surrenders the Policy or the Policy terminates. The surrender charge is designed to cover a portion of the costs of administering, issuing and selling the Policy. The surrender charge equals 1.40 multiplied by the lesser of (i) sixty (60) times the policy issue charge for the initial face amount or the face amount increase, as applicable, or (ii) the sum of any remaining policy issue charges for the initial face amount or the face amount increase, as applicable, measured from Policy surrender or termination to the end of the 10-year surrender charge period.

Additional Charges. Minnesota Life also assesses monthly charges for supplemental insurance benefits that the policy owner may add to the Policy—e.g., waiver of premium, waiver of charges, death benefit guarantee and term insurance benefits. Such charges are assessed against policy accumulation value in the guaranteed interest account and in the sub-accounts on a pro-rata basis.

Portfolio Expenses. There are daily charges against the underlying fund assets for investment advisory services and operating expenses. These charges are reflected in the net asset values of the underlying fund shares purchased by the sub-accounts. For the fiscal year ended December 31, 2009, these charges ranged from 0.19% to 1.97% (before contractual fee waivers and expense reimbursements).

New Policy Additional Benefits

Supplemental insurance benefits are offered by Minnesota Life as riders (also referred to as “Agreements”) to the New Policies; most Agreements are made available, subject to underwriting approval. Minnesota Life assesses monthly charges in connection with these supplemental insurance benefits.

Waiver of Premium Agreement. The Waiver of Premium Agreement provides for the payment of premium in the event of the insured’s disability. This Agreement is not available if the Waiver of Charges Agreement is elected.

Waiver of Charges Agreement. The Waiver of Charges Agreement provides for the waiver of monthly charges under the Policy in the event of the insured’s disability. The Waiver of Charges Agreement is not available if the Waiver of Premium Agreement is elected.

Family Term Agreement—Children. The Family Term Agreement—Children provides fixed level term insurance on the children of an insured up to the first anniversary of the Agreement on or following the child’s 25th birthday.

Accelerated Benefits Agreement. The Accelerated Benefits Agreement allows a policy owner to receive a significant portion of his or her policy’s death benefit, if the insured develops a terminal condition as a result of sickness or injury.

Death Benefit Guarantee Agreement. The Death Benefit Guarantee Agreement provides that the policy will remain in force even if the policy accumulation value is not sufficient to cover monthly charges when due, as long as the Death Benefit Guarantee value minus any outstanding policy loans is greater than zero. The Death Benefit Guarantee Agreement may only be added at policy issue. Policy owners who elect this Agreement must allocate all of their premiums to any of the Ibbotson ETF Asset Allocation Portfolios or to the guaranteed interest account, and may only transfer policy accumulation value among those investment options. Allocation of premium or making a transfer to a sub-account other than the Ibbotson ETF Asset Allocation Portfolios or to the guaranteed interest account will terminate the Death Benefit Guarantee Agreement.

Term Insurance Agreement. The Term Insurance Agreement provides additional level term insurance coverage on the life of the insured.

Overloan Protection Agreement. The Overloan Protection Agreement provides that the policy will not terminate because of a policy loan even when the policy accumulation value is insufficient to cover policy charges. Once elected, the Overloan Protection Agreement will remain in effect until the policy is surrendered or the insured’s death, and, if exercised, will reduce the policy death benefit to the minimum death benefit payable under the Internal Revenue Code at the time of exercise. The Overloan Protection Agreement is not available to a policy owner who elected the Accelerated Benefit Agreement or waived charges or premiums under either the Waiver of Charges Agreement or the Waiver of Premium Agreement.

Long Term Care Agreement. The Long Term Care Agreement allows a policy owner to accelerate death benefits by receiving monthly benefit payments to assist with the expenses associated with the insured’s nursing home care or home health care, subject to certain eligibility requirements.

Guaranteed Insurability Option. The Guaranteed Insurability Option permits a policy owner to purchase additional amounts of insurance coverage on the insured on specified dates without additional underwriting. (The specified option dates occur on the policy anniversary nearest to the insured’s birthday at ages 22, 25, 28, 31, 34, 37 and 40. A policy owner can purchase additional amounts of insurance coverage under this Agreement on other specified dates (referred to as “alternative option dates”)—e.g., if the insured marries, experiences the birth or the adoption of a child—as well.)

Interest Accumulation Agreement. The Interest Accumulation Agreement provides an additional death benefit for policy owners who have elected the Sum of Premiums death benefit option.

Early Values Agreement. The Early Values Agreement waives the surrender charges that would ordinarily apply to a policy and results in higher cash surrender values in the early years of Policy ownership.

THE OLD POLICIES

General Description of Old Policies

The Old Policies are offered pursuant to registration statements under the Securities Act of 1933 (File Nos. 33-03233 and 333-96383). The prospectus contained in Post-Effective Amendment No. 30 to the Securities Act of 1933 registration statement for VAL ‘87 and VAL ‘95 (File No. 333-03233) contains more detailed information about those policies, and is incorporated herein by reference. The prospectus contained in Post-Effective Amendment No. 16 to the Securities Act of 1933 registration statement for VAL Horizon (File No. 333-96383) contains more detailed information about those policies, and is incorporated herein by reference.

The Old Policies are variable adjustable life insurance policies that provide plans of insurance that vary by the period during which insurance is guaranteed and the period during which a policy owner must pay premiums. A “whole life plan of insurance” provides life insurance in an amount at least equal to the initial face amount at the death of the insured. Premiums may be payable for a specified number of years or for the life of the insured. A “protection plan of insurance” guarantees insurance coverage and a scheduled premium level for a specified number of years, always less than for whole life. For VAL ‘87 and VAL ‘95 policies, after the initial protection period, insurance coverage in a reduced amount is guaranteed for the life of the insured. Under each of the Old Policies, a policy owner may change the premium or face amount (or death benefit option, in the case of VAL Horizon) of the Policy after it is issued. Any such changes may, however, result in a change in the plan of insurance and, consequently, a lengthened or shortened premium payment period or guaranteed period of insurance coverage.

Under the Old Policies, the larger the premium a policy owner pays, the larger the policy values a policy owner can expect to be available for investment in the underlying fund portfolios available as investment options under the Policy. Under the VAL ‘87 and VAL ‘95 policies, the highest premium payment permitted at the time of issue, or the maximum plan of insurance, for a specific face amount, is one that will provide a fully paid-up2 policy after the payment of ten annual premium payments. Under VAL Horizon policies, the highest premium payment permitted at the time of issue, for a specific death benefit, is one that will provide a fully paid-up3 policy after the payment of five annual premium payments.

Owners of VAL ‘87 and VAL ‘95 policies can select two of the three key components in the design of the policy--face amount, premium and plan of insurance—and Minnesota Life will then determine the third. Subject to certain minimums, maximums and Minnesota Life’s underwriting standards, a policy owner may choose any level of premium or death benefit that he or she wishes. Owners of VAL Horizon policies can choose the level of premium, the face amount, and the death benefit option under his or her Policy, and Minnesota Life will then guarantee a specific plan of insurance.

[2]	A VAL ‘87 or VAL ‘95 policy is “paid up” when no additional premiums are required to provide the face amount of insurance for the life of the insured, provided that there is no policy indebtedness.
[3]	A VAL Horizon policy is “paid up” when no additional premiums are required to provide the death benefit until the death of the insured, provided that there is no policy indebtedness.

The Old Policies have a level premium for a specified number of years, for the life of the insured, or until the Policy becomes paid up. The initial premium required for a Policy will depend on: (i) the issue age, gender, risk classification, and tobacco use status of the insured; (ii) the face amount, death benefit option and plan of insurance of the Policy; and (iii) any additional benefits elected in connection with the Policy. Scheduled premiums may be paid on an annual, semi-annual, or quarterly schedule, or paid monthly, under an automatic payment plan. The minimum annual base premium must be at least $300 ($150 for insureds age 0-15 for VAL Horizon). Minnesota Life may impose restrictions on or refuse to permit payments in addition to scheduled premiums.

A policy owner may allocate premiums and invest actual cash value4 in the Variable Life Account, which currently has seventy (70) sub-accounts. Each sub-account invests in shares of one of the following underlying funds that are investment options under the Policy.

[4]	“Actual cash value” refers to the total amount invested under the Policy—i.e., the sum of the value in each sub-account plus the value in the guaranteed principal account.

Advantus Series Fund, Inc.

•	Bond Portfolio

•	Index 400 Mid-Cap Portfolio

•	Index 500 Portfolio

•	International Bond Portfolio

•	Money Market Portfolio

•	Mortgage Securities Portfolio

•	Real Estate Securities Portfolio

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

•	Invesco V.I. Basic Balanced Fund

•	Invesco V.I. Capital Appreciation Fund

•	Invesco V.I. Core Equity Fund

•	Invesco V.I. Small Cap Equity Fund

•	Invesco Van Kampen V.I. Capital Growth Fund*

•	Invesco Van Kampen V.I. Comstock Fund*

•	Invesco Van Kampen V.I. Growth and Income Fund*

•	Invesco Van Kampen V.I. Mid Cap Value Fund*

*	available on or about June 1, 2010

Alliance Bernstein Variable Products Series Fund, Inc.

•	International Value Portfolio

American Century Variable Portfolios, Inc.

•	VP Income & Growth Fund

•	VP Ultra® Fund

•	VP Value Fund

American Century Variable Portfolios II, Inc.

•	VP Inflation Protection Fund

Credit Suisse Trust

•	International Equity III Portfolio

Fidelity Variable Insurance Products Funds

•	Contrafund® Portfolio

•	Equity-Income Portfolio

•	High Income Portfolio

•	Mid Cap Portfolio

Financial Investors Variable Insurance Trust (Ibbotson)**

•	Ibbotson Aggressive Growth ETF Asset Allocation Portfolio

•	Ibbotson Balanced ETF Asset Allocation Portfolio

•	Ibbotson Conservative ETF Asset Allocation Portfolio

•	Ibbotson Growth ETF Asset Allocation Portfolio

•	Ibbotson Income and Growth ETF Asset Allocation Portfolio

**	all structured as fund of funds that invest directly in shares of underlying funds

Franklin Templeton Variable Insurance Products Trust

•	Franklin Large Cap Growth Securities Fund

•	Franklin Small Cap Value Securities Fund

•	Franklin Small-Mid Cap Growth Securities Fund

•	Mutual Shares Securities Fund

•	Templeton Developing Markets Securities Fund

Goldman Sachs Variable Insurance Trust

•	Goldman Sachs Government Income Fund

Ivy Funds Variable Insurance Portfolios, Inc.

•	Ivy Funds VIP Asset Strategy

•	Ivy Funds VIP Balanced

•	Ivy Funds VIP Core Equity

•	Ivy Funds VIP Global Natural Resources

•	Ivy Funds VIP Growth

•	Ivy Funds VIP International Core Equity

•	Ivy Funds VIP International Growth

•	Ivy Funds VIP Micro Cap Growth

•	Ivy Funds VIP Mid Cap Growth

•	Ivy Funds VIP Science and Technology

•	Ivy Funds VIP Small Cap Growth

•	Ivy Funds VIP Small Cap Value

•	Ivy Funds VIP Value

Janus Aspen Series

•	Balanced Portfolio

•	Forty Portfolio

•	Overseas Portfolio

•	Perkins Mid Cap Value Portfolio

MFS® Variable Insurance Trust

•	Investors Growth Stock Series

•	Mid Cap Growth Series

•	New Discovery Series

•	Value Series

Neuberger Berman Advisers Management Trust

•	Neuberger Berman AMT Socially Responsive Portfolio

Oppenheimer Variable Account Funds

•	Capital Appreciation Fund/VA

•	High Income Fund/VA

•	Main Street Small Cap Fund®/VA

Panorama Series Fund, Inc.

•	International Growth Fund/VA

PIMCO Variable Insurance Trust

•	PIMCO Low Duration Portfolio

•	PIMCO Total Return Portfolio

Putnam Variable Trust

•	Putnam VT Equity Income Fund

•	Putnam VT Growth and Income Fund

•	Putnam VT International Equity Fund

•	Putnam VT New Opportunities Fund

•	Putnam VT Voyager Fund

The Universal Institutional Funds, Inc.

•	Morgan Stanley UIF Emerging Markets Equity Portfolio

Amounts invested in the sub-accounts are subject to the management fees paid and other expenses incurred by the underlying funds.

A policy owner may also allocate actual cash value to the “guaranteed principal account,” part of Minnesota Life’s general account. Minnesota Life will credit interest on actual cash value in the guaranteed principal account interest at a rate of at least 4% on an annual basis.

The owner of an Old Policy may transfer actual cash value between the guaranteed principal account and the Variable Life Account or among the sub-accounts of the Variable Life Account. A policy owner may request a transfer of actual cash value at any time while the Old Policy remains in force, or may arrange in advance for systematic rebalancing or transfer of actual cash value. Minnesota Life may impose restrictions and limitations on transfers, and may assess a transaction charge of no more than $10 for each transfer. Under the Old Policies, there is a charge only for non-systematic transfers in excess of twelve (12) per year. In assessing such a charge, Minnesota Life considers all telephone, facsimile and/or written requests processed on the same day to be a single transfer, regardless of the number of sub-accounts (or the guaranteed interest account) affected by the transfer(s). Minnesota Life currently waives such charge.

While a Policy is in force, a policy owner can access actual cash value under the Old Policy by means of policy loans and full or partial surrenders. Minnesota Life will charge interest on policy loans at an annual rate that will not exceed that permitted in the state in which the Policy is delivered, and will credit interest to amounts in loan accounts established in connection with outstanding loans (“loan amounts”) at a rate no less than the policy loan interest rate minus two percent (2%) (or one percent (1%) for VAL Horizon policies) per year. However, depending on the insured’s age, and period of time that Policy has been in force, Minnesota Life may credit a VAL ‘87 or a VAL ‘95 policy with interest at a more favorable rate. Currently, if all conditions are met, Minnesota Life will credit a policy loan at an annual rate equal to the policy loan rate minus 0.75% per year. In addition, if a VAL Horizon policy has been in force for 10 years or more (including the period any previous policy issued by Minnesota Life was in effect if that previous policy was exchanged for the VAL Horizon policy), then Minnesota Life will credit the loan amount at an annual rate equal to the policy loan rate minus 0.25% per year.

Owners of the Old Policies have a choice of two death benefit options. The death benefit under either of those options will be as described below, unless the death benefit must be increased to satisfy the definition of life insurance under federal tax law.

•	The Cash Option provides a fixed death benefit equal to the current face amount at the time of the insured’s death.

•	The death benefit provided under the Protection Option will vary as often as daily depending on the performance of the investment options underlying the Old Policies.

•

Under VAL Horizon, the death benefit equals the greatest of the current face amount plus the actual cash value at the time of the insured’s death. Under VAL ‘87, the death benefit equals (i) the current face amount at the time of the insured’s death or, if the policy value[5] exceeds the tabular cash value[6] at the date of the insured’s death, then (ii) the current face amount at the time of the insured’s death plus an additional amount of insurance that could be purchased by using the difference between actual cash value and the tabular face amount as a net single premium. [7]

•	Under VAL ‘95 and Amended VAL ‘95 policies—

•

Before the policy anniversary nearest the insured’s age 70—The death benefit is the policy value plus the greater of: (i) the current face amount at the time of the insured’s death; and (ii) the amount of insurance that could be purchased using the policy value as a net single premium.

•

At the policy anniversary nearest the insured’s age 70 (under VAL ‘95)—The Protection Option is only available until the policy anniversary nearest the insured’s age 70, at which time Minnesota Life will automatically adjust the face amount of the Policy to equal the death benefit immediately preceding the adjustment, and will convert the death benefit option to the Cash Option.

[5]	The “policy value” refers to the actual cash value plus the amount of any policy loan.
[6]

The “tabular cash value” is what the actual cash value would have been if all scheduled premiums were paid annually on the premium due date, there were no policy adjustments or policy loans, any percentage increase in the actual cash value were matched by the policy’s assumed rate of return, the net investment experience of the sub-accounts selected by the policy owner or the interest credited to the guaranteed principal account matched the policy’s assumed rate of return, the maximum cost of insurance charges were deducted once at the end of the policy year and other charges provided for in the policy were deducted.

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“Net single premium” refers to the amount of money necessary, at the insured’s attained age, to pay for all future guaranteed cost of insurance charges for the lifetime of the insured, or for the coverage period.

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After the policy anniversary nearest the insured’s age 70 (under Amended VAL ‘95)—The death benefit equals (i) the current face amount at the time of the insured’s death or, if the policy value exceeds the tabular cash value at the date of the insured’s death, then (ii) the current face amount at the time of the insured’s death plus an additional amount of insurance that could be purchased by using the difference between actual cash value and the tabular cash value as a net single premium.

The minimum face amount of a VAL ‘87 or a VAL ‘95 policy is $50,000. The minimum face amount of a VAL Horizon policy is $25,000 ($10,000 if the insured is age 0-15).

Old Policy Charges

Deductions from Premium. Premium charges vary depending on whether the premium is a scheduled premium or a non-repeating premium.8 With VAL ‘87, charges for substandard risks are assessed against the actual cash value; charges for additional benefits provided by rider (referred to as Agreements) are deducted from premium to calculate the base premium. With VAL ‘95 and VAL Horizon, charges for substandard risks and for Agreements are deducted from premium to calculate the base premium. Minnesota Life deducts a sales load (also referred to as a “sales charge”), an underwriting charge, a premium tax charge and a face amount guarantee charge from base premium under VAL ‘87 and VAL ‘95 policies, and deducts a sales charge, an additional face amount charge, and a premium charge from VAL Horizon policies.

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The sales charge is designed to compensate Minnesota Life for some of the distribution expenses incurred in connection with the Old Policies. For VAL ‘87 and VAL ‘95 policies, the charge consists of a deduction from each premium of 7% and it may also include a first year sales load deduction not to exceed 23%; for VAL Horizon policies, the sales charge consists of a deduction of up to 44% from premiums paid. The first year sales charge under the VAL ‘87 and VAL ‘95 policies, and the sales charge under the VAL Horizon policies, apply only to base premiums scheduled to be paid in the 12-month period following the policy date, or any policy adjustment involving an increase in base premium or any policy adjustment occurring during a period when a (first-year) sales load is being assessed. The sales charge will also apply to that portion of an annual base premium necessary for an original issue whole life plan of insurance. Non-repeating premiums are not subject to a sales charge.

[8]	Unless otherwise indicated, when used in this application, the term “premium” refers to scheduled premium.

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The underwriting charge assessed under VAL ‘85 and VAL ‘95 policies, and the additional face amount charge assessed under VAL Horizon, are designed to compensate Minnesota Life for the administrative costs associated with issuance or adjustment of the policies, including the cost of processing applications, conducting medical exams, classifying risks, determining insurability and risk class, and establishing policy records. The amount of this charge may vary by the age of the insured and the premium level for a given amount of insurance. Each charge is made ratably from premiums scheduled to be paid during the first policy year and during the twelve months following certain policy adjustments. Currently, the maximum amount of each charge will not exceed $5 per $1,000 of face amount of insurance. Non-repeating premiums are not subject to an underwriting charge or an additional face amount charge.

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A premium tax charge of 2.5% is deducted from each base premium and from each non-repeating premium under VAL ‘87 and VAL ‘95 policies. This charge may be increased in the future, but only to the extent necessary to cover the premium tax expenses Minnesota Life incurs. This charge is designed to cover the aggregate premium taxes Minnesota Life pays to state and local governments for this class of policies.

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The face amount guarantee charge of 1.5% is deducted from each base premium under VAL ‘87 and VAL ‘95 policies, and is guaranteed not to increase. This charge is designed to compensate Minnesota Life for its guarantee that the death benefit will always at least equal the current face amount in effect at the time of the insured’s death regardless of the investment performance of the sub-accounts in which net premiums have been invested. Non-repeating premiums are not subject to a face amount guarantee charge.

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Minnesota Life deducts a premium charge of 6% from base premiums and 3% from non-repeating premiums under VAL Horizon policies. This charge is designed to cover sales commissions in early policy years and other charges related to premiums (e.g., administrative expenses and taxes) in later policy years.

Deductions from Actual Cash Value. In addition to deductions from premiums and non-repeating premiums, Minnesota Life assesses an administration charge (referred to as a monthly policy charge under VAL Horizon policies), a cost of insurance charge, and certain transaction charges from the actual cash value of Old Policies. In the case of a VAL ‘87 policy, Minnesota Life also deducts from actual cash value any charge for substandard risks.

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Minnesota Life assesses an administration charge (or monthly policy charge) to cover certain of its administrative expenses, including those attributable to the records maintained for Old Policies. The administration charge under VAL ‘87 and VAL ‘95 policies is $5 per policy month. For VAL Horizon policies, the monthly policy charge is guaranteed not to exceed $10 plus $0.03 per $1,000 of face amount. Currently, for VAL Horizon policies to which the 1980 CSO Tables apply, the monthly charge is $8 plus $0.02 per $1,000 of face amount, and for VAL Horizon policies to which the 2001 CSO Tables apply, the monthly charge is $10 plus $0.02 per $1,000 of face amount.

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The cost of insurance charge compensates Minnesota Life for providing the death benefit under an Old Policy. The charge is assessed against actual cash value and is calculated by multiplying the net amount at risk[9] under the Policy by a rate that varies with (i) the insured’s age, gender and risk class, (ii) the level of scheduled premiums for a given amount of insurance, (iii) the duration of the Policy, and (iv) the tobacco use of the insured. For VAL ‘87 and VAL ‘95 policies, the rate is guaranteed not to exceed the maximum charges for mortality derived from the 1980 CSO Tables. For VAL Horizon policies, the same minimum cost of insurance charges apply to policies issued before October 31, 2008 (using the 1980 CSO Tables) and policies issued after October 31, 2008 (using the 2001 CSO Tables). Different maximum cost of insurance charges apply to VAL Horizon policies issued before October 31, 2008 (using the 1980 CSO Tables) and VAL Horizon policies issued after October 31, 2008 (using the 2001 CSO Tables). Some states may require Minnesota Life to base its rates on “unisex” rather than gender-specific mortality tables.

[9]	The “net amount at risk” refers to the death benefit under a policy minus the policy value.

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Transaction charges are designed to compensate Minnesota Life for its expenses associated with processing transactions. There is a charge of up to $25 for each policy adjustment (e.g., a change in premium, face amount, death benefit option, or plan of insurance). If the only policy adjustment is a partial surrender, then the transaction charge will be the lesser of $25 or 2% of the amount surrendered. Minnesota Life reserves the right to deduct a charge, not to exceed $10 ($25 for VAL Horizon policies), for each transfer of actual cash value among the guaranteed principal account and the sub-accounts of the Variable Life Account. There is a $10 charge for each non-systematic transfer in excess of four (4) per year (twelve (12) per year for VAL Horizon policies); Minnesota Life currently waives this charge. In addition, under VAL Horizon policies, Minnesota Life will assess a charge, not to exceed $25, for each returned check.

Minnesota Life assesses administration charges, monthly policy charges, and cost of insurance charges (and for VAL ‘87 policies, any substandard risk charges) against actual cash value on the monthly policy anniversary. Minnesota Life also assesses such charges on the death of the insured, as well as upon Policy surrender or lapse, and policy adjustment.

Minnesota Life assesses transaction charges against actual cash value at the time of policy adjustment or when a transfer is made. In the case of a transfer, the charge is assessed against the amount transferred.

Deductions from Assets Held in the Variable Life Account. On each valuation date, Minnesota Life assesses a mortality and expense risk charge at an annual rate of 0.50% of the average daily net assets of the Variable Life Account. The Mortality and Expense Risk Charge compensates Minnesota Life for assuming the risks that cost of insurance charges will be insufficient to cover actual mortality experience and that the other charges will not cover Minnesota Life’s expenses in connection with the Policy.

Additional Charges. Minnesota Life also will assess monthly charges for supplemental insurance benefits that may be added to the Policy—e.g., waiver of premium, face amount increase, term insurance. Such charges are assessed against the actual cash value in the guaranteed interest account and the actual cash value in the sub-accounts on a pro-rata basis.

Portfolio Expenses. There are daily charges against the underlying fund assets for investment advisory services and operating expenses. These charges are reflected in the net asset values of the underlying fund shares purchased by the sub-accounts. For the fiscal year ended December 31, 2009, these charges ranged from 0.49% to 2.40% (before any contractual fee waivers and expense reimbursements).

Old Policy Additional Benefits

Additional policy benefits are offered by Minnesota Life as riders (also referred to as Agreements) to the Old Policies, subject to underwriting approval. These Additional Benefits may require the payment of additional premium, and Minnesota Life may assess monthly charges in connection with these additional policy benefits. The additional benefits include a Waiver of Premium Agreement, a Face Amount Increase Agreement, a Family Term Rider, an Exchange of Insureds Agreement, an Accelerated Benefits Agreement, and an Extended Maturity Agreement.

The following Agreements are available under each of the Old Policies.

•	The Waiver of Premium Agreement provides for the payment of policy premium in the event of the insured’s disability.

•	The Face Amount Increase Agreement provides for increases in face amount, without evidence of insurability, at specified ages of the insured.

•	The Family Term Rider provides a fixed amount of protection insurance on children of an insured.

•	The Exchange of Insureds Agreement allows for the transfer of existing insurance coverage to another insured within a business setting.

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The Accelerated Benefits Agreement is available on policies issued to individual insureds, and allows a policy owner to a receive a significant portion of the Policy’s death benefit if the insured develops a terminal condition as a result of sickness or injury.

•	The Extended Maturity Agreement provides for the continuation of an Old Policy beyond the maturity age of the insured.

The following Agreements are only available under VAL ‘87 and VAL ‘95 policies.

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The Policy Enhancement Agreement (“PEA”) and the Cost of Living Agreement (“COL”) each provides for increases in the face amount without evidence of insurability and helps a policy owner maintain the purchasing power of the protection provided by the Policy. The two Agreements may not be used in combination.

On each policy anniversary, the PEA provides for an increase in the face amount by a specified percent, between 3% and 10%, which is chosen by the policy owner when applying for the benefit. If a policy owner does not select the PEA, then Minnesota Life will issue the policy with a COL, which provides for a face amount increase equal to the percentage increase in the consumer price index during the previous three years, provided that the policy owner has not made a face amount adjustment during that time.

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The Survivorship Life Agreement allows a policy owner to purchase a specified amount of additional insurance without evidence of insurability, at the death of another person previously designated by the policy owner.

The following Agreements are only available under VAL Horizon policies.

•	The Inflation Agreement provides for a face amount increase equal to twice the percentage increase in the consumer price index during the previous three years, subject to a maximum of $100,000.

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The Business Continuation Agreement permits a policy owner to purchase a specified amount of additional insurance, without evidence of insurability, at the death of another person previously designated by the policy owner.

•	The Early Values Agreement requires an additional premium, payable for 10 years, and waives a portion of policy charges during the first policy year.

DIFFERENCES BETWEEN OLD AND NEW POLICIES

Each policy owner will be informed of new charges, differences in rates of charges, and differences in the calculation and assessment of charges under the New Policies. The effect on policy owners of certain of these differences can only be ascertained by personalized illustrations, which will be provided to each policy owner at the time the exchange offer is made. A policy owner who exchanges an Old Policy for a New Policy will have the right to return the New Policy, provided that the policy owner returns the New Policy within the 30-day “free look period” available under the New Policy.

The most significant differences between the Old and New Policies are the following.

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The Old Policies are variable adjustable life insurance policies that call for level scheduled premium payments for a specified time or until the policy becomes paid up. The New Policy is a flexible premium variable universal life insurance policy. A New Policy owner may elect to pay a planned premium, and may change the amount and frequency of such planned premium payments at any time.

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The Old Policies include a guaranteed face amount of insurance as long as there is no policy indebtedness and all scheduled premiums are paid. Within broad ranges, the policy owner has the right to change the guaranteed face amount and/or scheduled premium to alter the guarantee provided. No explicit death benefit guarantee is provided under the New Policy.[10]

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The New Policies have a maximum policy issue age of 90 (93 if purchased through an internal exchange) years, as compared to the Old Policies, which have a maximum policy issue age of 85 years for VAL ‘87 and VAL ‘95 policies, and age 90 years for VAL Horizon policies.

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The New Policies offer a minimum initial face amount of insurance of $100,000 ($10,000 if purchased through an internal exchange). By contrast, the minimum initial face amount of insurance for the Old Policies is $50,000 for VAL ‘87 and VAL ‘95 policies, and $25,000 ($10,000 for insureds ages 0-15) for VAL Horizon policies.

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Premium payments under the New Policies must be at least $50 ($25 under automated payment plans). The Old Policies generally require a minimum annual base premium of at least $300 (or, for VAL Horizon policies only, $150 for insureds ages 0-15).

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The Death Benefit Guarantee Agreement available under the New Policy provides additional protection against policy lapse. Under that Agreement, the Policy will remain in force even if the policy accumulation value is not sufficient to cover monthly charges when due, provided that the “Death Benefit Guarantee value” (as defined in the Agreement) less any outstanding policy loans is greater than zero.

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There are two death benefit options available under the Old Policies—the “Cash Option” and the “Protection Option.” The New Policies offer corresponding death benefits—referred to as the “Level Option” and the “Increasing Option”—as well as a third, “Sum of Premiums Option,” which provides a death benefit equal to the face amount of the policy at the time of the insured’s death plus the sum of all premiums paid by the policy owner minus all partial surrenders.

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A single premium charge is deducted under the New Policy—7% of premium payment (guaranteed maximum), 4% of premium payment (current)—to cover the expenses related to premiums. By contrast, under the Old Policies, several charges are deducted from premium payments to calculate the base premium—e.g., sales load (sales load of 7% of base premiums and a first-year sales load of up to 23% of first year base premium for VAL ‘87 and VAL ‘95 policies, and a 6% premium charge on base premiums (and a 3% charge on non-repeating premiums) and a first-year sales load of up to 44% of first year base premium for VAL Horizon), premium tax charge (2.5% for VAL ‘87 and VAL ‘95).

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Under the Old Policies, charges for Agreements (and, for VAL ‘95 and VAL Horizon policies, the substandard risk charge) are deducted from premiums to determine the base premium. Under New Policies, charges for Agreements are deducted monthly from policy accumulation value.

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The New Policies deduct from policy accumulation value a monthly policy charge guaranteed not to exceed $12 plus $0.0125 per $1,000 of the face amount of the policy. Although the corresponding administrative charge under the VAL Horizon Old Policies is calculated similarly—with a guaranteed maximum charge of $10 plus $0.03 per $1,000 of face amount, the VAL ‘87 and VAL ‘95 Old Policies impose a flat administration charge of $5.00 per month.

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The New Policies charge 4% interest on policy loans. The Old Policies charge 8% interest on policy loans taken under VAL ‘87 and VAL ‘95 policies, and 5% interest on policy loans taken under VAL Horizon policies.

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The New Policies and the VAL Horizon Old Policies offer policy loan interest credit rates that are not less than the policy loan interest rate minus 1% per year. Under the New Policies, if the Policy has been in force for ten years or more, the loan is credited at a rate equal to the policy loan rate minus 0.10% per year. By contrast, the VAL ‘87 and VAL ‘95 Old Policies offer policy loan interest credit rates at not less than the policy loan interest rate minus 2% per year. If certain conditions are met, the loan is credited at a rate equal to the policy loan rate minus 0.75% per year under VAL ‘87 and VAL ‘95 Old Policies, and at a rate equal to the policy loan rate minus 0.25% per year under VAL Horizon.

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The maximum cost of insurance charge assessed under the New Policies is determined by reference to the 2001 CSO Tables. By contrast, the cost of insurance charge assessed under VAL ‘87 and VAL ‘95 Old Policies are determined in reference to the 1980 CSO Tables, and the cost of insurance charge assessed under VAL Horizon Old Policies is determined by reference to the 1980 CSO Tables or the 2001 CSO Tables, depending on when the Policy was issued.

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A surrender charge is assessed under the New Policies, but none is assessed under the Old Policies. However, the surrender charge under the New Policies will be waived on any face amount up to the amount of the face amount of the exchanged Old Policy at the time of exchange.

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A policy issue charge is assessed under the New Policies. This charge will be waived, however, on any face amount of the New Policies issued pursuant to the proposed exchange offer up to the amount of the face amount of the Old Policy at the time of exchange.

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The New Policies and the VAL ‘95 and VAL Horizon Policies offer 3% minimum interest payable on single sum death proceeds and settlement options. The VAL ‘87 policies, however, offer a minimum interest of 4% under such death benefit settlement options.

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The VAL Horizon Old Policies offer an Inflation Agreement that provides for a face amount increase without evidence of insurability equal to twice the percentage increase in the consumer price index during the previous three years, subject to a maximum of $100,000. The VAL ‘87 and VAL ‘95 Old Policies offer a Policy Enhance Agreement (“PEA”) and a Cost of Living Agreement (“COL”) that provide for increases in the face amount, without evidence of insurability, and help the policy owner maintain the purchasing power of the protection provided by the Policy. No comparable Agreement is available under the New Policies. Both the Old Policies and the New Policies do, however, offer Agreements that provide for the ability to increase the policy’s face amount without evidence of insurability at specified ages of the insured.

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The New Policies offer the same arrangements for the deferral of policy payments as do the VAL ‘95 and VAL Horizon Old Policies, that is, policy payments (other than those in connection with partial withdrawals and surrenders of amounts held in the Individual VUL Account or the Variable Life Account, as appropriate) may be deferred, including policy loans, for up to six months from the date of the request. If a payment other than a policy loan payment is deferred for more than 31 days, then 3% interest is paid for the period beyond the time the payment is postponed. The VAL ‘87 Old Policies, however, pay 4% interest for the period beyond the time the payment is postponed.

The following differences between the New Policies and the Old Policies have either no effect or their effect upon the policy owner may vary depending on the circumstances. For those differences that may vary in effect, each policy owner will be informed of the differences.

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Under the New Policies, a policy owner may choose, within limits, the amount and frequency of premium payments, the face amount of the Policy, and the death benefit option under the Policy. In addition, a policy owner may access policy accumulation value through transfers of policy accumulation value among the investment options available under the policy, by making partial or full surrenders, or by taking policy loans.

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Under the VAL Horizon Old Policy, a policy owner may choose, within limits, the level of premiums, the face amount, and the death benefit option he or she requires. In addition, a policy owner can at any time change the face amount, the death benefit option or the scheduled premiums, subject to certain limitations. Other policy adjustments that can be made under that Old Policy are: a partial surrender of a policy’s cash value; an adjustment so that there are no further scheduled base premiums; a change in underwriting classification; or any change requiring evidence of insurability.

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Under the VAL ‘87 and VAL ‘95 Old Policies, a policy owner may choose two of the following three components, and Minnesota Life calculates the third component: the level of premiums, the level of death benefit protection needed, and the appropriate plan of insurance. In addition, a policy owner can at any time change the face amount of the policy or the scheduled premium, subject to certain limitations. Other policy adjustments that can be made under these Old Policies are: a partial surrender of the policy’s cash value, an adjustment so that there are no further scheduled base premiums, or an automatic adjustment at the point when the face amount is scheduled to decrease.

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Under the New Policies, the Level Option death benefit is the larger of (i) the face amount at the time of the insured’s death, or (ii) the minimum death benefit required to qualify under Section 7702 of the Internal Revenue Code of 1986, as amended. The corresponding death benefit option under the VAL Horizon Old Policy, referred to as the Cash Option, is determined the same way. Under the VAL ‘87 and VAL ‘95 Old Policies, the Cash Option death benefit is the current face amount at the time of the insured’s death. The death benefit will not vary under the VAL ‘87 and VAL ‘95 Old Policies unless the policy value exceeds the net single premium for the then-current face amount. At that time, the death benefit will be the greater of the face amount of the Policy or the amount of insurance that could be purchased at the date of the insured’s death by using the policy value as a new single premium.

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The New Policies and the VAL Horizon Old Policies are non-participating, so that a share of divisible surplus is not distributed to the policy owner. By contrast, the VAL ‘87 and VAL ‘95 Old Policies are participating. Because no dividends have been declared with respect to the Old Policies and Minnesota Life does not anticipate that dividends will be declared in the future, this difference should be neutral in its practical effect upon the policy owner.

DESCRIPTION OF THE EXCHANGE OFFER

POTENTIAL BENEFITS OF THE EXCHANGE

Applicants propose to offer owners of the Old Policies the opportunity to exchange their policies for New Policies. For the reasons set forth below, Applicants believe that the proposed exchange will benefit owners of Old Policies.

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Overall, the New Policy offers greater flexibility than the Old Policies for policy owners to tailor their policies through a choice of tests to determine qualification as life insurance for federal tax purposes and a wider selection of death benefit options. A third death benefit option available under the New Policy provides a benefit equal to the face amount of the New Policy plus the sum of all premiums paid minus the sum of all partial surrenders. Under the New Policy, policy owners have available to them a larger menu of supplemental insurance benefits from which to choose to meet their particular needs than is available under the Old Policies.

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By giving policy owners the flexibility to make premium payments as they determine, the New Policy offers greater investment flexibility than is available under the Old Policies, which call for level scheduled premium payments. Among other things, this flexibility would permit a policy owner to maintain insurance coverage by adjusting the amount of premium payment to accommodate changes in circumstances. The Old Policies, by contrast, require that premium payments be made on a prescribed schedule, and failure to pay a scheduled premium will result in lapse of the Old Policy.

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The New Policy offers greater flexibility in the amount of premiums that may be paid. Premium payments under the New Policy must be at least $50 ($25 under automated payment plans). By contrast, the Old Policies generally require a minimum annual base premium of at least $300 (or, for VAL Horizon policies only, $150 for insureds ages 0-15).

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The New Policy allows for a greater portion of the premiums paid to be allocated to the sub-accounts and the guaranteed interest account than under the Old Policies. Under the New Policy, a single premium charge is deducted—currently 4% of each premium payment (guaranteed to be no more 7% of each premium). By contrast, premium payments under the Old Policies are reduced by charges for supplemental insurance benefits, and for VAL ‘95 and VAL Horizon, a substandard risk charge to arrive at base premiums. Base premiums for the Old Policies are further reduced by:

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for VAL ‘87 and VAL ‘95 policies—a sales load of 7% and a first-year sales load of up to 23%; a face amount guarantee charge of 1.5%; and an underwriting charge of up to $5 per $1000 of face amount assessed ratably from premium payments scheduled to be paid during the first policy year and during the twelve months following a face amount increase.

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for VAL Horizon policies—a 6% premium charge (and a 3% charge on non-repeating premiums) and a first-year sales load of up to 44%; and an additional face amount charge of up to $5 per $1000 of face amount assessed ratably from premium payments scheduled to be paid during the first policy year and during the twelve months following a face amount increase.

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Under the New Policy, Minnesota Life may, in its sole discretion, periodically credit the unit value of certain sub-accounts of the Individual VUL Account with an amount equal to a percentage of average annual underlying portfolio assets held by the eligible sub-account. Depending upon the sub-account, the amount of the credit ranges from 0.05% to 0.45% of average annual underlying portfolio assets held by the eligible sub-account, and if provided, would increase a policy owner’s accumulation value under the New Policy. Minnesota Life does not assess a charge for the credits. No such credits are available under the VAL ‘87 and VAL ‘95 Old Policies. For VAL Horizon policies, Minnesota Life may, in its sole discretion, contribute an amount to each policy, known as an “asset credit.” For VAL Horizon policies issued using the 1980 CSO Mortality Tables, Minnesota Life may contribute 0.40% of the actual cash value in each sub-account or the guaranteed principal account and for VAL Horizon policies issued using the 2001 CSO Mortality Tables, the asset credit may range from 0.05% to 0.50% of the actual cash value in a sub-account or the guaranteed principal account.

•	Under the New Policy, a policy owner may elect protection against policy lapse as a result of taking a policy loan.

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Under the New Policy, a policy owner who takes a policy loan may be assessed a lower policy loan rate than that available to policy owners of the Old Policies. Under the New Policy, if the Policy has been in force for ten years or more, the loan is credited at a rate equal to the policy loan rate minus 0.10% per year. By contrast, the VAL ‘87 and VAL ‘95 Old

Policies offer policy loan interest credit rates at not less than the policy loan interest rate minus 2% per year. If certain conditions are met, the loan is credited at a rate equal to the policy loan rate minus 0.75% per year under VAL ‘87 and VAL ‘95 Old Policies, and at a rate equal to the policy loan rate minus 0.25% per year under VAL Horizon.

COMMUNICATIONS REGARDING THE EXCHANGE OFFER

Eligible owners of Old Policies will be notified of the exchange offer in the May 1, 2011 prospectus for the Old Policy. The prospectus will include requirements to be eligible for the exchange. For instance, the Old Policy must be active, non-paid up status and the current face amount must be at least $10,000. Eligibility may also require that the Old Policy be held for a minimum time period from the original issue date or policy adjustment of the Old Policy. The prospectus will contain an overview of the offer and will instruct the policy owner to contact his or her agent if the policy owner is interested in the offer.

Minnesota Life will inform agents about the proposed exchange through “broker use only” materials presenting an overview of the proposed exchange program, and will also provide agents with materials for use with policy owners that describe the availability of the proposed exchange offer.

Old Policy owners who express an interest in the exchange offer will be provided: (i) a prospectus for the New Policy; (ii) personalized illustrations for the New Policy, showing one or more gross rates of return (including 0%) and reflecting (with equal prominence) both current and guaranteed charges under the New Policy; (iii) personalized illustrations of the relevant Old Policy showing one or more gross rates of return (including 0%) and reflecting (with equal prominence) both current and guaranteed charges under the relevant Old Policy; and (iv) non-personalized materials explaining, concisely and in “Plain English,” the terms of the exchange offer and the material differences between the Old Policies and the New Policies, including a general discussion of charges that are higher under the New Policy. The disclosure and illustrations given to Old Policy owners will provide sufficient information for them to determine which policy better meets their needs.

TERMS OF THE EXCHANGE

The exchange offer will provide that, upon acceptance of the offer, a New Policy will be issued with the same face amount as the Old Policy surrendered in the exchange, and the net cash value (of the Old Policy) will be applied without charge as the initial premium for the New Policy. The policy owner and the insured must be the same person(s) under the New Policy as under the exchanged Old Policy.

Minnesota Life will waive the policy issue charges under the New Policy on any face amount under the New Policy up to the amount of the face amount of the exchanged Old Policy at the time of exchange. Minnesota Life will also waive the surrender charge under the New Policy on any face amount up to the amount of the face amount of the exchanged Old Policy at the time of exchange. No surrender charges are assessed under the Old Policies.

The risk class for a New Policy acquired by exchange will be the one most similar to the risk class for the exchanged Old Policy. New evidence of insurability will not be required as a condition of the exchange. The death benefit option under the New Policy immediately after the exchange will be the same death benefit option chosen by the policy owner under the Old Policy.

No premium charges will be deducted from the net cash value of the Old Policy that is transferred to the New Policy in connection with an exchange.

Supplemental insurance benefits attached to an Old Policy surrendered in an exchange will carry over to the New Policy acquired in the exchange only if that additional benefit (or a substantially equivalent additional benefit) is available under the New Policies. Supplemental insurance benefits available under the New Policies, but not the Old Policies, may be acquired at the time of the exchange, but may occasion the need for new evidence of insurability.11 Supplemental insurance benefits available under the Old Policies, but not the New Policies, and their related charges, if any, will not be carried over to the New Policies.

Loans under an Old Policy must be repaid in cash or by means of a partial surrender (in the amount of the unpaid loan and interest thereon) at or before the time of the exchange. If a loan is repaid by taking a partial surrender, then the face amount of the New Policy will be equal to the face amount of the Old Policy immediately following the partial surrender. Any disclosures to Old Policy owners describing the exchange offer will include the fact that loans must be repaid at or before the time of the exchange and will caution that repayment of a loan by means of a partial surrender could have adverse tax consequences to the New Policy owner. Minnesota Life will waive the partial surrender transaction charge that would otherwise be applicable to a partial surrender made in connection with accepting the exchange offer and that is used solely to pay off an outstanding loan.

To accept the exchange offer, an Old Policy owner must return his or her Old Policy (or else submit a lost policy statement), and must submit a supplemental application that indicates how policy value should be allocated among the investment options of the New Policy. Payments submitted with the supplemental application requesting the exchange will be assumed to be payments under the New Policy as of the date of issue of the New Policy.

The suicide clause time period(s), incontestability time period(s), and free look time period(s) of the Old Policy will apply to the New Policy acquired in an exchange.

[11]	The Death Benefit Guarantee Agreement can be selected under the New Policy without new evidence of insurability.

LEGAL ANALYSIS

SECTION 11 OF THE 1940 ACT

Section 11(a) of the 1940 Act makes it unlawful for any registered open-end investment company, or any principal underwriter for such an investment company, to make an offer to the holder of a security of such investment company, or of any other open-end investment company, to exchange his or her security for a security in the same or another such company on any basis other than the relative net asset values of the respective securities, unless the terms of the offer have first been submitted to and approved by the Commission or are in accordance with Commission rules adopted under Section 11. Section 11(c) of the 1940 Act provides, as relevant here, that any offer of exchange of the securities of a registered unit investment trust for the securities of any other investment company must be approved by the Commission or satisfy applicable rules adopted under Section 11, regardless of the basis of the exchange.

The Variable Life Account and the Individual VUL Account are each registered under the 1940 Act as a unit investment trust. Accordingly, the proposed exchange offer constitutes an offer of exchange of securities of a registered unit investment trust for securities of another registered unit investment trust. Thus, unless the terms of the proposed exchange offer are consistent with those permitted by Commission rule, Applicants may make the proposed exchange offer only after the Commission has approved the terms of the offer by an order pursuant to Section 11(a) of the 1940 Act.

The purpose of Section 11 of the 1940 Act is to prevent “switching”—the practice of inducing security holders of one investment company to exchange their securities for those of a different investment company “solely for the purpose of exacting additional selling charges.”12 Congress found evidence of widespread “switching” operations in the 1930s prior to adoption of the 1940 Act.13 The legislative history of Section 11 makes it clear that the potential for harm to investors perceived in switching was its use to extract additional sales charges from those investors.14 Accordingly, applications under Section 11(a) and orders granting those applications appropriately have focused on sales loads or sales load differentials and administrative fees to be imposed for effecting a proposed exchange and have ignored other fees and charges, such as the respective advisory fee charges of the exchanged and acquired securities.15

Section 11(c) of the 1940 Act requires Commission approval (by order or by rule) of any exchange, regardless of its basis, involving securities issued by a unit investment trust, because investors in unit investment trusts were found by Congress to be particularly vulnerable to switching operations.16 As noted by the Commission, “In order to earn another sales commission, a [unit investment trust] sponsor would often pressure unitholders into exchanging their units for those of another of the sponsor’s trusts.”17

[12]	H. Rep. 2639, 76th Cong., 3d Sess., 8 (1940).
[13]

S. Rep. 1775, 76th Cong., 3d Sess., 7-8 (1940); Hearings on S. 3850 Before a Subcommittee of the Senate Committee on Banking and Currency, 76th Cong., 3d Sess., part 2, 951-57 (1940); Investment Trust Study, “Fixed and Semifixed Investment Trusts,” 181-82, 209-30 and Appendix Q (1940).

[14]	The threat of this abusive practice was described by David Schenker in 1940 when testifying on behalf of the Commission at a Congressional hearing:

A promoter will organize one investment company. He will sell the securities of this company until they lose their sales appeal. He then organizes another investment company and solicits the security holders of the first company to exchange their shares for the shares of the new company . . . saying, “Well, this new company I have set up is infinitely superior to the original company. I recognized my mistakes that I made in the old company. Why don’t you switch from the first company into the new company.” And in some instances the promoter then organizes a third investment company, and switches the investor from the second company into the third company. Every time he switches the investor, he takes a 9 or 10 percent sales load. Hearings on H.R. 10065 Before a Subcommittee of the House Committee on Interstate and Foreign Commerce, 76th Cong., 3d Sess., 111 (1940) (emphasis added).

[15]	See Investment Company Act Release No. 15494 (Dec. 23, 1986) (Investment Company Act Release No. 15494 will be referred to herein as the “11a-3 Proposing Release”) at notes 9-19 and accompanying text.
[16]

S. Rep. 1775, 76th Cong., 3d Sess., 7-8 (1940); Hearings on S. 3850 Before a Subcommittee of the Senate Committee on Banking and Currency, 76th Cong., 3d Sess., part 2, 951-57 (1940); Investment Trust Study, “Fixed and Semifixed Investment Trusts,” 181-82, 209-30 and Appendix Q (1940).

[17]

11a-3 Proposing Release, at text accompanying note 4 (emphasis added), citing S. Rep. 1775, 76th Cong., 3d Sess., 7-8 (1940); Investment Trust Study, “Fixed and Semifixed Investment Trusts,” 181-82, 209-30 and Appendix Q (1940).

RULES 11a-2 AND 11a-3 UNDER THE 1940 ACT

Rule 11a-2, adopted in 1983 under Section 11 of the 1940 Act, by its express terms, provides blanket Commission approval of certain offers of exchange of one variable annuity contract for another or of one variable life insurance contract for another. More specifically, Rule 11a-2 permits variable annuity exchanges as long as the only variance from a relative net asset value exchange is an administrative fee disclosed in the registration statement of the offering separate account, and a sales load or sales load differential calculated according to methods prescribed in the rule. Variable life insurance exchanges may vary from relative net asset exchanges only by reason of disclosed administrative fees; no sales loads or sales load differentials are permitted under the rule for such exchanges.

Minnesota Life will waive the policy issue charge on any face amount under the New Policy up to the amount of the face amount of the exchanged Old Policy at the time of exchange, the premium charge on the net cash value of the Old Policy that is transferred to the New Policy in connection with the exchange, and the surrender charge under the New Policy up to the amount of the face amount of the exchanged Old Policy at the time of exchange. No surrender charges are assessed under the Old Policies. Applicants note, however, that there is language in the adopting release for Rule 11a-2 that suggests that the rule may have been intended to permit exchanges for funding options within a single variable life insurance contract, but not the exchange of one such contract for another. Arguably, then, Rule 11a-2 may not apply to the proposed exchange offer, even though the proposed exchange offer would appear to satisfy the requirements of Rule 11a-2.

Adoption of Rule 11a-3 under the 1940 Act, permitting certain exchange offers by open-end investment companies other than separate accounts, represents the most recent Commission action under Section 11 of the 1940 Act. More specifically, Rule 11a-3 permits an offering company (that is an open-end management company) to charge exchanging security holders a sales load on the acquired security, a redemption fee, an administration fee, or any combination of the foregoing, provided that certain conditions are met. As with Rule 11a-2, Rule 11a-3 focuses primarily on sales or administrative charges that would be incurred by investors for effecting exchanges. The terms of the proposed offer are consistent with the Commission’s substantive approach in Rule 11a-3, because no additional sales charges will be assessed upon amounts attributable to the face amount or net cash value of exchanged Old Contracts determined at the time of exchange. Minnesota Life will not impose any policy issue, premium and surrender charges on policy owners exchanging their Old Policies for the New Policy at the time of exchange. However, because the investment company involved in the proposed exchange offer is a separate account and is organized as a unit investment trust rather than as a management investment company, however, Applicants may not rely on Rule 11a-3 even though their proposal would satisfy the substantive provisions of that Rule.

For the reasons set forth above, Applicants may not rely on either Rule 11a-2 or 11a-3. Prior approval of the proposed exchange offer by the Commission pursuant to 11(c) of the 1940 Act is required.

Applicants submit that the terms of the proposed exchange offer are, nevertheless, consistent with the legislative intent of Section 11, and that the exchange has not been proposed solely for the purpose of exacting additional selling charges and profits from investors by switching them from one security to another. More specifically:

•

The policy value and face amount of a New Policy will be no lower immediately after the exchange than the policy value and face amount of the exchanged Old Policy immediately prior to the exchange (unless a loan is repaid by applying a portion of the partial surrender proceeds at the time of the exchange).

•	No additional sales load or other charges will be imposed at the time of exchange.

•	No evidence of insurability will be required as a condition of the exchange.

•

Policy owners will receive sufficient information to determine which Policy best meets their needs. The description of the proposed exchange offer in the Old Policy prospectus and non-personalized materials provided to Old Policy owners will provide full disclosure of the material differences between the two policies. Each Old Policy owner will be provided, at no charge, personalized hypothetical illustrations that compare the Old Policies to the New Policy. For most policy owners, the New Policy should be less expensive than the Old Policy.

In addition, Applicants posit that permitting policy owners to evaluate the relative merits of the proposed exchange offer and to select the Policy that best suits their circumstances and preferences fosters competition and is consistent with the public interest and the protection of investors. Accordingly, not only is the proposed exchange offer consistent with the protections afforded by Section 11 of the 1940 Act and the rules promulgated thereunder, but approval of the terms of the proposed exchange offer is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.18

[18]

Applicants note that the public policy underlying Section 11 of the 1940 Act may be inferred from Section 1(b)(1) of the 1940 Act that provides, in relevant part, that the national public interest and the interest of investors are adversely affected when investors “purchase, . . . exchange, . . . sell or surrender securities issued by investment companies without adequate, accurate, and explicit information, fairly presented concerning the character of such securities . . . .” To this end, Minnesota Life will provide owners of Old Policies with comparative information about the variable contracts involved in the exchange so that the eligible scheduled premium policy owners can make an informed decision about whether to take advantage of the exchange offer being made to them.

PRECEDENT

As previously noted, because the legislative history of Section 11 makes it clear that the potential for harm to investors perceived in “switching” was its use to extract additional sales charges from those investors, applications under Section 11(a) and orders granting those applications appropriately have focused on sales loads or sales load differentials and administrative fees to be imposed for effecting a proposed exchange.19 In granting the exemptive relief requested in prior Section 11 applications involving the exchange of one variable life insurance contract for another, the Commission staff has considered whether the consummation of the exchange would have inequitable results for the policy owners, and has viewed the absence of duplication of sales loads and administrative fees in effecting exchanges as persuasive evidence that the proposed exchange does not present the abuses Section 11 of the 1940 Act was designed to prevent.20

[19]	See 11a-3 Proposing Release at notes 9-19 and accompanying text.
[20]

See, e.g., New England Life Insurance Co., Investment Company Act Release Nos. 26836 (Apr. 21, 2005) (notice) and 26869 (May 13, 2005) (order); Minnesota Life Ins. Co., Investment Company Act Release Nos. 25766 (Oct. 8, 2002) (notice) and 25793 (Nov. 4, 2002) (order); The Minnesota Mutual Life Ins. Co., Investment Company Act Release Nos. 22066 (July 11, 1996) (notice) and 22124 (Aug. 7, 1996) (order); Manufacturers Life Ins. Co. of Am., Investment Company Act Release Nos. 17831 (Oct. 30, 1990) (notice) and 17882 (Nov. 28, 1990) (order); and Provident Mutual Life Ins. Co. of Philadelphia, Investment Company Act Release Nos. 15917 (Aug. 11, 1987) (notice) and 15975 (Sept. 11, 1987) (order).

REQUESTED EXEMPTIVE RELIEF

Applicants respectfully request a Commission order approving the terms of their proposed offer to exchange Old Policies for New Policies. For the reasons set forth above, and particularly because no additional sales load or administrative charges for effecting an exchange will be incurred as a result of any exchange pursuant to the proposed offer, other than in connection with any underwriting for supplemental insurance benefits not offered under the Old Policies, Applicants submit that:

•

the proposed exchange offer is consistent with the intent and purpose of Section 11 of the 1940 Act and the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act; and

•	the terms of the proposed exchange are ones that may properly be approved by an order issued by the Division of Investment Management pursuant to delegated authority.

PROCEDURAL MATTERS

COMMUNICATIONS

Please address all communications concerning this Application and the Notice and Order to:

Timothy E. Wuestenhagen, Esq.

Minnesota Life Insurance Company

400 Robert Street North

St. Paul, Minnesota 55101-2098

Please direct questions or comments regarding this Application, and a copy of any communications, Notice and Order, to:

Thomas E. Bisset, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, NW

Washington, DC 20004-2415

AUTHORIZATIONS

All requirements of the charter documents of the Applicants have been complied with in connection with the execution and filing of this Application, and the person signing the Application on behalf of the Applicants is fully authorized to do so. Pursuant to Rule 0-2(c), the resolutions authorizing the officers of the Applicants to sign and file the Application are attached hereto as Exhibits B, C and D. Statements of Authorization and Verification required by Rule 0-2(d) under the 1940 Act with respect to the filing of this Application by each Applicant are attached hereto.

SIGNATURE

Minnesota Life Insurance Company has caused this application to be duly signed on its behalf and on behalf of Minnesota Life Variable Life Account and Minnesota Life Individual Variable Universal Life Account in the State of Minnesota on the 8th day of July, 2010.

MINNESOTA LIFE VARIABLE LIFE ACCOUNT

MINNESOTA LIFE INDIVIDUAL VARIABLE UNIVERSAL LIFE ACCOUNT

By: MINNESOTA LIFE INSURANCE COMPANY

By:	/s/ DWAYNE C. RADEL
Dwayne C. Radel
Title:	Senior Vice President and General Counsel

SIGNATURE

Securian Financial Services, Inc. has caused this application to be signed on its behalf in the State of Minnesota on the 8th day of July, 2010.

SECURIAN FINANCIAL SERVICES, INC.

By:	/s/ GEORGE I. CONNOLLY
George I. Connolly
Title:	President

VERIFICATION

The undersigned states that he has duly executed the attached application dated July 8, 2010, for and on behalf of Minnesota Life Insurance Company, Minnesota Life Variable Life Account and Minnesota Life Individual Variable Universal Life Account, that he is Senior Vice President and General Counsel, and that all actions by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file this application have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ DWAYNE C. RADEL
Dwayne C. Radel
Title:	Senior Vice President and General Counsel

VERIFICATION

The undersigned states that he has duly executed the attached application dated July 8, 2010, for and on behalf of Securian Financial Services, Inc, that he is President, and that all actions by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file this application have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ GEORGE I. CONNOLLY
George I. Connolly
Title:	President

EXHIBIT INDEX

Exhibit	Description

A	Tabular Comparison of Charges and Features of Minnesota Life Insurance Company VAL ‘87, VAL’95, VAL Horizon, and AVUL

B	Certified Resolution of the Board of Trustees of The Minnesota Mutual Life Insurance Company

C	Certified Resolution of the Board of Directors of Minnesota Life Insurance Company

D	Certified Resolution of the Board of Directors of Securian Financial Services, Inc.

Exhibit A

Comparison of Charges and Features

Minnesota Life Insurance Company (“ML”)

Val ‘87, VAL ‘95, AVUL

	VAL ‘87	VAL ‘95	VAL Horizon	AVUL
Deductions from Premiums		1. Substandard Risk Charge: Deducted from premium when calculating base premium.	1. Substandard Risk Charge: Same as VAL ‘87 and VAL ‘95

		2. Charges for Additional Benefits: Deducted from premium when calculating base premium.	2. Charges for Additional Benefits: Same as VAL ‘87 and VAL ‘95

		3. Sales Load: 7.0% of base premiums.	3. Premium Charge: 6.0% of base premiums; 3% of Non-Repeating premiums.	1. Premium Charge: Currently 4% of all premiums guaranteed not to exceed 7%.

4. Premium Tax Charge: 2.5% of all premiums.

5. Face Amount Guarantee Charge: 1.5% of base premiums.

		6. First Year Sales Load: Up to 23% of first year base premium.	4. First Year Sales Load: Up to 44% of first year base premium.

		7. Underwriting Charge: Up to $5 per $1000 in 12 months following issue or face amount increase.	5. Additional Face Amount Charge: Up to $5 per $1000 in 12 months following issue or face amount increase.

Deductions from Policy Values		1. Administration Charge: $5 per month.

1. Administration Charge: Currently $8 + $0.02 per $1000 of face amount per month (based on 1980 Commissioners Standard Ordinary Mortality Table (“CSO Table”) values), and $10 + $0.02 per $1000 of face amount per month (based on 2001 CSO Table values).

Guaranteed not to exceed $10 + $0.03 per $1000 of face amount per month.

1. Monthly Policy Charge: Currently $8, guaranteed not to exceed $12 plus $0.0125 per thousand of face amount.

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VAL ‘87	VAL ‘95	VAL Horizon	AVUL
2. Cost of Insurance Charge: Varies by policy, charged against actual cash value, calculated by multiplying the net amount at risk under the policy by a rate that varies with the insured’s age, gender, risk class, the level of scheduled premiums for a given amount of insurance, duration of the policy and the tobacco use of the insured, not to exceed the maximum charges for mortality derived from the 1980 CSO Tables.		2. Cost of Insurance Charge: Varies by policy, charged against actual cash value, calculated by multiplying the net amount at risk under the policy by a rate that varies with the insured’s age, gender, risk class, the level of scheduled premiums for a given amount of insurance, duration of the policy and the tobacco use of the insured, not to exceed the maximum charges for mortality derived from the 1980 or 2001 CSO Table (as appropriate). There are 2 versions of this product, with the only significant difference the applicable guaranteed mortality table.	2. Cost of Insurance Charge: Varies by policy, charged against accumulation value, calculated by multiplying the net amount at risk under the policy by a rate that varies with the insured’s age, gender, risk class, and the tobacco use of the insured, not to exceed the maximum charges for mortality derived from the 2001 CSO Table.

3. Transaction Charges:

•     Policy Adjustments: Up to $25 per adjustment.

•     Partial Surrender: The lesser of $25 or 2% of the amount surrendered.

•     Transfers: Up to $10 for each non-systematic transfer in excess of four per year.

3. Transaction Charges: Same as VAL ‘87 and VAL ‘95

3. Transaction Charges:

•     Policy Change: Currently $60 per policy change, guaranteed not to exceed $100.

•     Partial Surrender: The lesser of $25 or 2% of the amount surrendered.

•     Transfers: Currently $10 for each non-systematic transfer in excess of 12 per year guaranteed not to exceed $25 for each.

4. Asset Credit: An amount that Minnesota Life (“ML”) may contribute to each policy. For policies issued using the 1980 CSO Tables, 0.40% of the actual cash value in each subaccount or in the guaranteed principal account; for policies issued using the 2001 CSO Tables, 0.05% to 0.50% of the actual cash value in a subaccount or in the guaranteed principal account.

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VAL ‘87	VAL ‘95	VAL Horizon	AVUL
4. Substandard Risk Charge: Assessed against actual cash value.			4. Cash Extra Charge: Additional charge for providing insurance on individuals representing a higher mortality risk.

5. Mortality and Expense Risk Charge: Currently 0.03% of accumulation value per month for the first 10 policy years, and no charge thereafter. Guaranteed not to exceed 0.075% per month.

6. Policy Issue Charge: Assessed monthly for the first 10 years after issue or following a face increase. Varies by insured’s characteristics. This charge is waived on policies issued as a result of an internal exchange for the face amount of the exchanged contracts.

7. Surrender Charge: Assessed against accumulation value if the policy is surrendered in the first 10 years following issue or face increase. This charge is waived on policies issued as a result of an internal exchange for the face amount of the exchanged contracts.

8. Charges for additional Agreements: Assessed monthly against accumulation value when selected.

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	VAL ‘87	VAL ‘95	VAL Horizon	AVUL
Deductions from Average Daily Net Assets	1. Mortality & Expense Risk Charge: 0.50% annually.		1. Mortality & Expense Risk Charge: Same as VAL ‘87 and VAL ‘95.
1. Unit value credit: Increases the net asset value. Varies by fund. Currently ranges from 0.0% to 0.45% annually. Guaranteed to be at least 0.0%.

	2. Advisory Fee: Varies by fund.		2. Advisory Fee: Varies by fund.	2. Advisory Fee: Varies by fund.

	3. Other Fund Fees: Varies by fund.		3. Other Fund Fees: Varies by fund.	3. Other Fund Fees: Varies by fund.

Guaranteed Death Benefits	Every policy includes a guaranteed face amount of insurance shown on policy specification page so long as there is no policy indebtedness and all scheduled premiums have been paid.		Same as VAL ‘87 and VAL 95.	No explicit death benefit guarantee provided.
	Within broad ranges, the policyholder has the right to change the guaranteed face amount and/or scheduled premium to alter the guarantee provided.			Secondary death benefit guarantee available through an additional agreement.

General Account Investment Option	Yes		Yes	Yes

Minimum Interest Payable on General Account Investment Option	4%		4%	3%

Minimum Initial Face Amount	$50,000		$25,000; $10,000 if insured is age 0 to 15.	$100,000; $10,000 if the result of an internal exchange

Minimum Premium	Base premium must be at least $300 annually.		Base premium must be at least $300 annually; $150 if the insured is age 0 to 15.	Premium payments must be at least $50; if under an automated payment plan, then a minimum of $25

Maximum Issue Age	85		90	90 (for new issue, 93)

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	VAL ‘87	VAL ‘95	VAL Horizon	AVUL
Free Look Period

Later of:

(a) ten days after Policy owner receives policy;

(b) 45 days after Policy owner has signed the application; or

(c) ten days after ML mails Policy owner a notice of Policy owners’ right of withdrawal.

			Same as VAL ‘87 and VAL ‘95.	30 days after Policy owner receives policy;

Definition of Life Insurance Method	Cash Value Accumulation test		Guideline Premium test	Cash Value Accumulation test or Guideline Premium test chosen at Policy issue.

Policy Premiums	Level base premium for a specified period, for the life of the insured or until the Policy becomes paid up.		Same as VAL ‘87 and VAL ‘95.	Flexible premiums.

Death Benefit Options

Cash Option: Current face amount at the time of the insured’s death.

The death benefit will not vary unless the policy value exceeds the net single premium for then-current face amount. At that time, the death benefit will be the greater of the face amount of the Policy or the amount of insurance that could be purchased at the date of the insured’s death by using the policy value as a new single premium.

			Cash Option: Current face amount at time of insured’s death unless the benefit needs to be increased to satisfy the definition of insurance.	Level Option: Current face amount at time of insured’s death unless the benefit needs to be increased to satisfy the definition of insurance.

Protection Option: Current face amount or, if the policy value is greater than the tabular cash value at the date of the insured’s death, then the current face amount plus an additional amount of insurance that could be purchased by using that difference between values as a net single premium.

Protection Option:

(1) Before the policy anniversary nearest the insured’s age 70—The amount of the death benefit equals the policy value plus the larger of: (a) the then current face amount at the time of the insured’s death; and (b) the amount of insurance that could be purchased using the policy value as a net single premium.

			Protection Option: Current face amount plus the policy value unless the benefit needs to be increased to satisfy the definition of life insurance.	Increasing Option: Current face amount plus the accumulation value, unless the benefit needs to be increased to satisfy the definition of life insurance.

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	VAL ‘87	VAL ‘95	VAL Horizon	AVUL

(2) At the policy anniversary nearest the insured’s age 70 (under VAL ‘95)—ML will automatically adjust the face amount of the policy to equal the death benefit immediately preceding the adjustment, and convert the death benefit option to the cash option.

(3) After the policy anniversary nearest the insured’s age 70 (under amended VAL’95)—The amount of the death benefit equals (a) the current face amount at the time of the insured’s death or, if the policy value is greater than the tabular cash value at the date of the insured’s death, then (b) the current face amount plus an additional amount of insurance that could be purchased by using that difference between actual cash value and the tabular cash value as a net single premium.

Sum of Premiums: Current face amount plus the sum of premiums, minus any partial surrenders, unless the benefit needs to be increased to satisfy the definition of life insurance.

Policy Loan Interest Rate	8% in arrears		5% in arrears	4% in arrears

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	VAL ‘87	VAL ‘95	VAL Horizon	AVUL
Policy Loan Interest Credit Rates	Not less than policy loan interest rate minus 2% per year. If certain conditions are met, loan is credited at a rate equal to the policy loan rate minus 0.75% per year.		Not less than policy loan interest rate minus 1% per year. If certain conditions are met, loan is credited at a rate equal to the policy loan rate minus 0.25% per year.	Not less than policy loan rate minus 1% per year. Currently, if policy has been in effect for at least 10 years, then equals policy loan rate minus 0.10%.

Minimum Interest Payable Under Settlement Options	4% Additional interest earnings, if any, on deposits under a settlement option are payable as determined by ML.	3%	3%	3%

Dividends	For participating policies, a share of divisible surplus.		n/a	n/a

Adjustments of Amount of Proceeds for Misstatements by Insured	Misstatements of Age		Misstatements of Age	Misstatements of Age and Gender

Deferral of Policy Payments	Policy payments may be deferred, including policy loans, for up to six months from date of request. If a payment other than a policy loan payment is deferred for more than 31 days, then 4% interest is paid for the period beyond that time that payment is postponed.	Same as VAL ‘87, except 3% interest is paid.	Same as VAL ‘87, except 3% interest is paid.	Same as VAL ‘87, except 3% interest is paid.

Minimum Interest Payable on Single Sum Death Proceeds	4%	3%	3%	3%

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ADDITIONAL BENEFITS	VAL ‘87	VAL ‘95	VAL Horizon	AVUL
General	Charges for additional Agreements are deducted from premiums to calculate base premiums. From base premiums, ML deducts charges assessed against premiums and non-repeating premiums, to calculate net premiums.	Charges for additional Agreements and for sub-standard risks are deducted from premiums to calculate base premiums. From base premiums, ML deducts charges assessed against premiums and non-repeating premiums to calculate net premiums.	Same as VAL ‘95.	Charges for additional Agreements are deducted from accumulation value monthly.

Automatic Increase in Face Amount Provisions	Policy Enhancement Agreement (“PEA”) and Cost of Living Agreement (“COL”): Provide for increases in the face amount, without evidence of insurability and helps Policy owner maintain the purchasing power of the protection provided by the Policy. PEA requires an additional premium, COL does not.		Inflation Agreement: Requires an additional premium and provides for a face amount increase without evidence of insurability equal to twice the percentage increase in the consumer price index during the previous three years, subject to a maximum of $100,000.

	Face Amount Increase Agreement: Provides for increases in face amount, without evidence of insurability, at specified ages of the insured. Requires an additional premium.		Face Amount Increase Agreement: Same as VAL ‘87 and VAL ‘95.	Guaranteed Insurability Option Agreement: Provides for increases in face amount at specified ages of the insured. There is a monthly charge for this Agreement.

Other Additional Agreements	Waiver of Premium Agreement: Requires an additional premium and provides for the payment of policy premium in the event of the insured’s disability.		Waiver of Premium Agreement: Same as VAL ‘87 and VAL ‘95.

Waiver of Premium Agreement: Provides for the payment of premium in the event of the insured’s disability. There is a monthly charge for this Agreement.

Waiver of Charges Agreement: Waives charges in the event of the insured’s disability. There is a monthly charge for this Agreement.

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ADDITIONAL BENEFITS	VAL ‘87	VAL ‘95	VAL Horizon	AVUL
	Survivorship Life Agreement: Requires an additional premium and allows Policy owner to purchase a specified amount of additional insurance, without evidence of insurability, at the death of another person previously designated by Policy owner.		Business Continuation Agreement: Requires an additional premium and allows Policy owner to purchase a specified amount of additional insurance, without evidence of insurability, at the death of another person previously designated by Policy owner.

	Family Term Rider: Requires an additional premium and provides a fixed amount of protection insurance on children of an insured.		Family Term Rider: Same as VAL ‘87 and VAL ‘95.	Family Term Agreement Children: Provides a fixed amount of protection insurance on children of an insured. There is a monthly charge for this Agreement.

	Exchange of Insureds Agreement: Requires no additional premium and allows for the transfer of existing insurance coverage to another insured within a business setting.		Exchange of Insureds Agreement: Same as VAL ‘87 and VAL ‘95.

	Accelerated Benefits Agreement: Requires no additional premium on all policies issued to individual insureds. Allows Policy owner to receive a significant portion of the policy’s death benefit if the insured develops a terminal condition due to sickness or injury.		Accelerated Benefits Agreement: Same as VAL ‘87 and VAL ‘95.	Accelerated Benefits Agreement: Allows Policy owner to receive a significant portion of the policy’s death benefit if the insured develops a terminal condition due to sickness or injury. There is no charge for this Agreement.

Death Benefit Guarantee Agreement: Provides that the policy will remain in force even if the accumulation value is exhausted, as long as the Death Benefit Guarantee value less any policy loan is positive. There is a monthly charge for this Agreement.

	Extended Maturity Agreement: provides for the continuation of the policy beyond the maturity age of the insured. Does not require an additional premium.		Same as VAL ‘87 and VAL ‘95.

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ADDITIONAL BENEFITS	VAL ‘87	VAL ‘95	VAL Horizon	AVUL
Term Insurance Agreement: Provides additional level term insurance coverage on the life of the insured. There is a monthly charge for this Agreement.

Overloan Protection Agreement: Provides that the policy will not terminate because of a policy loan even when the accumulation value is insufficient to cover policy charges. There is no monthly charge for this Agreement. There is a one-time charge to exercise the Agreement.

Long Term Care Agreement: Helps cover long term expenses via acceleration of all or part of the face amount via a monthly benefit while the insured is chronically ill. There is a monthly charge for this Agreement.

Interest Accumulation Agreement: Provides additional death benefit for policies electing the sum of premiums death benefit option. There is a monthly charge for this Agreement.

			Early Values Agreement: Waives a portion of the policy charges in the first policy year. Requires an additional premium, payable for 10 years.	Early Values Agreement: Waives the surrender charge that would ordinarily apply to the policy. There is a monthly charge for this Agreement.

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ADDITIONAL BENEFITS	VAL ‘87	VAL ‘95	VAL Horizon	AVUL
Separate Account Options	Diversified offering of 70 subaccounts managed by 18 different entities.		Same as VAL ‘87 and VAL ‘95.	Diversified offering of 35 subaccounts managed by 9 different entities.

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Exhibit B

CERTIFICATE OF SECRETARY

I, Dennis E. Prohofsky, hereby certify that I am the Secretary of Minnesota Life Insurance Company, Saint Paul, Minnesota; that I have charge, custody and control of the record books and corporate seal of said Company; that the following is a true and correct copy of a resolution adopted by the Board of Trustees of said Company at a meeting held October 21, 1985, at which meeting a quorum was present and acting throughout; and that the meeting was duly called for the purpose of acting upon the subject matter described in said resolution:

“RESOLVED, That The Minnesota Mutual Life Insurance Company hereby establishes a separate account, Separate Account I, which shall be known as “Minnesota Mutual Variable Life Account,” in accordance with subdivision 1 of section 61A.14 of Minnesota Statutes 1967, as amended, for the purpose of issuing contracts on a variable basis;

FURTHER RESOLVED, That MIMLIC Sales Corporation will be the principal underwriter of the variable life insurance contracts funded through the Minnesota Mutual Variable Life Account, and the variable life insurance contracts will be sold by licensed life insurance agents who are registered representatives of The Minnesota Mutual Life Insurance Company and MIMLIC Sales or other broker-dealers who have entered into selling agreements with MIMLIC Sales;

FURTHER RESOLVED, That such separate account is to be registered as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended, and that application be made for such exemptions from that Act as may be necessary or desirable;

FURTHER RESOLVED, That there be prepared and filed with the Securities and Exchange Commission in accordance with the provisions of the Securities Act of 1933, as amended, registration statement and any amendments thereto, relating to such contracts on a variable basis as may be offered to the public;

FURTHER RESOLVED, That the Chief Executive Officer of the Company or such officer or officers as he may designate be, and they hereby are, authorized to seek such exemptive or other relief as may be necessary or appropriate in connection with the separate account or the offered contracts; and

FURTHER RESOLVED, That the Chief Executive Officer of the Company or such officer or officers as he may designate be, and they hereby are authorized and directed to take such further action as may in their judgment be necessary or desirable to implement the foregoing resolutions.”

I hereby certify that the above resolution has not been modified, amended or rescinded and continues in full force and effect, noting, however, that upon the reorganization of The Minnesota Mutual Life Insurance Company, effective October 1, 1998, as a Minnesota stock life insurance company named Minnesota Life Insurance Company, the President and Chief Executive Officer, pursuant to the Resolution, renamed the Separate Account as “Minnesota Life Variable Life Account,” also effective October 1, 1998.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal of Minnesota Life Insurance Company this 28th day of June, 2010.

/s/ Dennis E. Prohofsky
Dennis E. Prohofsky Secretary

(Seal)

Exhibit C

CERTIFICATE OF SECRETARY

I, Dennis E. Prohofsky, hereby certify that I am the Secretary of Minnesota Life Insurance Company, Saint Paul, Minnesota; that I have charge, custody and control of the record books and corporate seal of said Company; that the following is a true and correct copy of a resolution adopted by the Board of Directors of said Company at a meeting held June 11, 2007, at which meeting a quorum was present and acting throughout; and that the meeting was duly called for the purpose of acting upon the subject matter described in said resolution:

“WHEREAS, Minnesota Life Insurance Company (hereinafter “Company”) wishes to establish an additional separate account to be used in connection with its individual variable universal life insurance policy; and

WHEREAS, The authority to establish such separate account is vested in the Board of Directors of the Company.

RESOLVED, That the Company hereby establishes a separate account which shall be known as “Minnesota Life Individual Variable Universal Life Account” (hereinafter “Separate Account”), in accordance with subdivision 1 of section 61A.14 of Minnesota Statutes 1967, as amended, for the purpose of issuing contracts on a variable basis;

FURTHER RESOLVED, That Securian Financial Services, Inc. (hereinafter “SFS”) will be the principal underwriter of the variable life insurance contracts funded through the Separate Account, and the variable universal life insurance contracts will be sold by licensed life insurance agents who are registered representatives of the Company and SFS or other broker-dealers who have entered into selling agreements with SFS;

FURTHER RESOLVED, That there be prepared and filed with the Securities and Exchange Commission (hereinafter “SEC”), in accordance with the provisions of the Investment Company Act of 1940 (hereinafter the “‘40 Act”), as amended, a registration statement for the Separate Account as a unit investment trust and that application be made for such exemptions from the ‘40 Act as may be necessary or desirable;

FURTHER RESOLVED, That there be prepared and filed with the SEC in accordance with the provisions of the Securities Act of 1933, as amended, a registration statement and any amendments thereto, relating to such contracts on a variable basis as may be offered to the public and that application be made for such exemptions from the ‘33 Act as may be necessary or desirable;

FURTHER RESOLVED, That the Chief Executive Officer of the Company or such officer or officers as he may designate be, and they hereby are, authorized to seek any such exemptive or other relief as may be necessary or appropriate in connection with the Separate Account or the offered contracts; and

FURTHER RESOLVED, That the Chief Executive Officer of the Company or such officer or officers as he may designate be, and they hereby are authorized and directed to take such further action as may in their judgment be necessary or desirable to implement the foregoing resolutions.”

I hereby certify that the above resolution has not been modified, amended or rescinded and continues in full force and effect.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal of Minnesota Life Insurance Company this 28th day of June, 2010.

(SEAL)

/s/ Dennis E. Prohofsky
Dennis E. Prohofsky Secretary

Exhibit D

AUTHORIZATION FOR OFFICER OF SECURIAN

FINANCIAL SERVICES, INC. TO EXECUTE APPLICATION

I, George I. Connolly, President and Chief Executive Officer of Securian Financial Services, Inc. (the “Corporation”), do hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Directors of the Corporation, by unanimous written action, dated June 22, 2010, and said resolutions have not been in any way amended, annulled, rescinded or revoked, and the same are still in full force and effect.

RECITALS

WHEREAS, the Corporation serves as the principal underwriter for certain separate accounts of Minnesota Life Insurance Company (“Minnesota Life”) that are registered under the Investment Company Act of 1940; and

WHEREAS, the Board of Directors has reviewed the recommendations by management of Minnesota Life regarding application for exemptive relief for the Minnesota Life Individual Variable Universal Life Account to make exchange offers for certain variable life policies issued by Minnesota Life and the Minnesota Life Variable Life Account.

RESOLUTION

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Corporation are hereby authorized to act in the name of and on behalf of the Corporation to prepare, execute and file with the Securities and Exchange Commission such applications and amendments thereto for orders under and exemptions from the provisions of the Investment Company Act of 1940 as may be necessary or appropriate for the Minnesota Life Individual Variable Universal Life Account to make exchange offers for certain variable life insurance policies issued by Minnesota Life and the Minnesota Life Variable Life Account.

IN WITNESS WHEREOF, I have executed this certification on this 23 day of June, 2010.

/s/ George I. Connolly
George I. Connolly, President and Chief Executive Officer